January 30, 2019	TSX.V - GIGA

Giga Metals Releases Drill Results From 2018 Program

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V – GIGA) today announced analytical results from 38 of 40 holes drilled in 2018 on the Company’s Turnagain Nickel/Cobalt Project. The Company is still awaiting assay results from one infill hole and one metallurgical infill hole, and these results will be announced when received.

As reported October 30, 2018, the 2018 work program included:

  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres sited between the Horsetrail and Northwest zones of the Turnagain deposit.
  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Two exploration holes totaling 775.1 metres in the MAG zone roughly 5.6 kilometres northwest of the Horsetrail zone.

“The analytical results reported here further demonstrate the remarkable continuity of mineralization in the Horsetrail and Northwest zones,” said Mr. Jarvis. “We expect the results to allow for the conversion of significant tonnes from the Inferred resource category quoted in our December, 2011 PEA to the Indicated category. The metallurgical infill holes within the proposed starter pits are expected to move some Indicated resources to the Measured category. Additionally, the Company now has at its disposal several tonnes of fresh new sample, representative of run-of-mine material, for metallurgical testing.”

Technical Information

This release provides analytical results from 38 of 40 holes from the 2018 drill program and the Turnagain Project. The drill program, conducted with two skid-mounted drill rigs and one helicopter-supported drill rig, commenced on July 14, 2018 and ended October 6, 2018.

Metallurgical Infill Program

The infill drilling program was conducted with two skid-mounted drill rigs in the Horsetrail and Northwest zones. Although these drill holes provide valuable additional geological and resource modeling information, their primary purpose was to collect material of appropriate characteristics for future metallurgical testing. Drill core samples from this program were one-quarter NQ core.

Table 1: Drill intercepts from the metallurgical infill program1:

Hole	Zone	From	To	Interval	Ni	Co	Pd	Pt
		(m)	(m)	(m)	(%)	(%)	(ppb)	(ppb)
DDH18-293	HT	8.00	196.60 (EOH)	188.60	0.270	0.016	24	18
	including	73.47	114.00	40.53	0.470	0.023	50	39
DDH18-294	HT	6.00	197.51 (EOH)	191.51	0.374	0.022	69	51
		48.00	134.00	86.00	0.490	0.027	92	66
DDH18-295	HT	52.00	236.83 (EOH)	184.83	0.320	0.018	35	31
DDH18-296	HT	8.00	188.67 (EOH)	180.67	0.344	0.021	28	20
	including	44.00	152.00	108.00	0.392	0.022	33	24
DDH18-297	HT	8.00	185.62 (EOH)	177.62	0.339	0.017	43	38
	including	5.79	63.20	57.41	0.322	0.017	44	41
	and	124.00	185.62	61.62	0.450	0.016	67	59
DDH18-298	HT	8.00	252.07 (EOH)	244.07	0.226	0.015	15	13
DDH18-299	HT	8.00	322.78 (EOH)	314.78	0.214	0.016	17	13
DDH18-300	HT	10.00	160.63 (EOH)	150.63	0.297	0.019	31	27
	including	32.00	67.56	35.56	0.381	0.019	45	40
	and	120.00	160.63	40.63	0.365	0.020	42	36
DDH18-302	HT	3.00	391.06 (EOH)	388.06	0.257	0.015	41	35
DDH18-304	NW	6.00	212.00	206.00	0.248	0.012	78	72
	including	90.00	118.00	28.00	0.471	0.13	417	367
DDH18-305	NW	8.00	249.33 (EOH)	241.33	0.213	0.013	17	15
DDH18-306	NW	8.00	199.95 (EOH)	191.95	0.221	0.013	18	15

1NW: Northwest zone; HT: Horsetrail zone; EOH: end of hole. Infill program holes were drilled at various angles into continuous or near-continuous disseminated mineralization.

Infill Drilling Program

The infill drilling program was conducted with two skid-mounted drill rigs in the Horsetrail and Northwest zones in areas of Inferred resources. Drill core samples were one-half NQ core.

Table 2: Drill intercepts from the infill drilling program2:

Hole	Zone	From	To	Interval	Ni	Co	Pd	Pt
		(m)	(m)	(m)	(%)	(%)	(ppb)	(ppb)
DDH18-267	NW	4.35	126.19 (EOH)	121.84	0.233	0.013	2	3
	including	48.00	80.00	32.00	0.280	0.013	1	3
DDH18-268	NW	2.85	449.88 (EOH)	447.03	0.258	0.013	15	17
	including	156.0	268.00	112.00	0.281	0.012	4	8
	and	328.00	449.88	121.88	0.282	0.012	1	3
DDH18-269	HT	2.90	221.59 (EOH)	218.69	0.266	0.013	10	11
	including	92.00	192.00	100.00	0.293	0.014	14	14
DDH18-270	NW	3.90	138.50	134.60	0.185	0.009	8	7
DDH18-271	NW	4.00	374.60 (EOH)	370.60	0.276	0.013	4	6
	including	276.00	330.00	54.00	0.310	0.012	2	3
DDH18-272	NW	8.00	289.26 (EOH)	281.26	0.280	0.013	4	8
		72.00	128.00	56.00	0.304	0.013	5	7
DDH18-273	NW	No significant intervals

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

Hole	Zone	From	To	Interval	Ni	Co	Pd	Pt
		(m)	(m)	(m)	(%)	(%)	(ppb)	(ppb)
DDH18-273	NW	No significant intervals
DDH18-274	NW	5.79	160.00	154.21	0.240	0.013	12	15
	including	169.55	180.20	10.65	0.532	0.025	64	63
DDH18-275	NW	No significant intervals
DDH18-276	NW	64.00	203.38	139.38	0.232	0.018	18	14
	and	210.00	243.80	33.80	0.391	0.014	69	48
	and	243.80	404.47	160.67	0.223	0.012	33	25
DDH18-277	5.18	8.00	80.00	74.82	0.239	0.014	43	42
DDH18-278	HT	4.00	99.97 (EOH)	95.97	0.189	0.012	4	5
DDH18-279	HT	8.00	151.49 (EOH)	143.49	0.194	0.014	21	20
DDH18-280	HT	5.60	60.00	54.40	0.265	0.016	109	120
	and	60.00	151.49	91.49	0.201	0.014	27	29
DDH18-281	NW	10.00	200.25 (EOH)	190.25	0.235	0.012	2	4
DDH18-282	NW	1.94	103.30	101.36	0.296	0.012	29	31
	and	103.30	224.73	121.43	0.215	0.011	17	14
	and	253.00	468.17 (EOH)	215.17	0.284	0.014	38	37
DDH18-283	NW	56.95	114.00	57.05	0.203	0.013	2	5
	and	114.00	158.10	44.10	0.285	0.013	14	25
	and	172.00	221.59	49.59	0.242	0.013	7	10
DDH18-285	NW	6.00	450.19 (EOH)	444.19	0.250	0.013	21	22
	including	52.00	100.00	48.00	0.329	0.014	55	57
DDH18-286	HT	6.00	333.76 (EOH)	327.76	0.208	0.012	21	20
DDH18-287	NW	0.00	165.85	165.85	0.261	0.014	28	32
	and	180.00	288.00	108.00	0.209	0.013	17	19
	and	288.00	492.00	204.00	0.307	0.015	24	25
	and	492.00	599.00	107.00	0.267	0.013	15	16
DDH18-289	NW	40.00	114.91 (EOH)	74.91	0.240	0.014	13	19
	including	44.33	48.14	3.81	0.894	0.046	84	203
DDH18-290	NW	88.00	128.00	40.00	0.201	0.013	12	10

2NW: Northwest zone; HT: Horsetrail zone; EOH: end of hole. Metallurgical infill program holes were drilled at various angles into continuous or near-continuous disseminated mineralization.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

Figure 1: Infill and Metallurgical Infill Drill Hole Locations in Horsetrail and Northwest zones
(Click here to view online)

Attic Zone Exploration Program

The Attic zone program was comprised of two drill holes (DDH18-301 and DDH18-303) in the platinum- and palladium-enriched Attic zone roughly 3.5 kilometres northwest of the Horsetrail zone. Drill core samples from this program were one-half NQ core.

DDH18-301 was drilled a few tens of metres below a previously intersected platinum- and palladium-enriched, structurally complex, suite of altered clinopyroxenites. The downhole interval of 238.00 m – 260.00 m returned an average of 316 ppb Pd and 355 ppb Pt at a vertical depth of approximately 185 metres.

DDH18-303 was drilled from the same pad but in an untested northwesterly direction toward, and below, nearby Davis Creek to test a suspected fault for enrichment. DDH18-303 returned no intervals of note.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

MAG Zone Exploration Program

The MAG zone program was comprised of two drill holes (DDH18-288 and DDH18-291) in an area of sedimentary cover rocks with anomalously high total magnetics approximately 5.6 kilometres northwest of the Horsetrail zone and outside the known Turnagain ultramafic intrusion. Both holes did not penetrate through the sedimentary cover and returned no intervals of note.

Click here to view a drill hole location map for the Attic & Mag zone exploration program.

Quality Assurance, Quality Control

Diamond drilling in 2018 was conducted on the Turnagain property using NQ diameter drill rods. Drills were oriented using a Reflex TN-14 Gyrocompass drill and, after completion of the drill hole, were surveyed using a Reflex EZ-Gyro. Giga Metals systematically inserted certified reference materials (standards) and blanks into each batch of samples at regular intervals. Samples were placed in sealed bags and shipped directly to the ALS Minerals preparatory laboratory in Terrace, British Columbia. The 2018 samples reported herein were analyzed by ALS Global of Vancouver, British Columbia. Samples were prepared by crushing the entire sample to 70% passing -2 millimetres, riffle splitting of 250 grams and pulverizing the split to better than 85% passing 75 micrometres. The core samples also underwent a robust duplicate assay program that tests rejects and pulps for reproducibility. Samples were also sent to an umpire lab. Base metal analyses were determined using the ME-ICP61 four-acid digestion method with ICP-AES finish. Precious metal analyses were determined by PGM-ICP23 fire assay method with ICP-AES finish. Analytical results are verified with the application of industry standard Quality Assurance and Quality Control (QA/QC) procedures.

Qualified Person

Greg Ross, P. Geo., a Qualified Person as defined by NI 43-101, has read and approved all technical and scientific information contained in this news release. Mr. Ross is the Company’s Turnagain Project Manager.

About Giga Metals’ Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, a significant undeveloped nickel-cobalt sulphide deposit, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of producing a Pre-Feasibility study. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple "off-the-shelf" processing technology.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved the information contained herein.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the completion of a Pre-Feasibility Study.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include changing operational costs for mining and processing; increased capital costs; the timing and content of upcoming work programs may be interrupted or delayed; geological interpretations based on drilling that may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

#203-700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: 604 681 2300